SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                   iDine Rewards Network, Inc.
    ---------------------------------------------------------

                        (Name of Issuer)

                  Common Stock, $0.02 par value
    ---------------------------------------------------------

                 (Title of Class of Securities)

                            893767103
               -----------------------------------
                         (CUSIP Number)

                   Minotaur Partners II, L.P.
                  c/o Harry Kramer & Associates
                 555 Skokie Boulevard, Suite 260
                      Northbrook, IL 60062
                         (847) 509-9120

                         with a copy to:
                          John E. Lowe
                        Altheimer & Gray
                      10 South Wacker Drive
                     Chicago, Illinois 60606
                         (312) 715-4020

        -------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        February 5, 2003
     -------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.   Name of Reporting Person:

     Minotaur Partners II, L.P.

----------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group:

                                             (a)  / /

                                             (b)  /X/
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3.   SEC Use Only

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4.   Source of Funds:
     WC
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5.   Check box if Disclosure of Legal Proceedings is

     Required Pursuant to Items 2(e) or 2(f):

                                                  / /
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6.   Citizenship or Place of Organization:  Illinois

Number of      -------------------------------------------------
Shares         7.   Sole Voting Power:  3,491,863  (1)
Beneficially   -------------------------------------------------
Owned By       8.   Shared Voting Power:  0   (1)
Each           -------------------------------------------------
Reporting      9.   Sole Dispositive Power:  3,491,863 (1)
Person         -------------------------------------------------
With           10.  Shared Dispositive Power:  0  (1)
----------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each

     Reporting Person:

     3,491,863 (1)
----------------------------------------------------------------

12.  Check Box if the Aggregate Amount in Row (11)

     Excludes Certain Shares:
                                                  / /
----------------------------------------------------------------

13.  Percent of Class Represented by Amount

     in Row (11):  14.3%
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14.  Type of Reporting Person:  CO

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     (1)  Power is exercised through Minotaur Partners II, L.P.'s sole general partner Minotaur Partners II, L.L.C.

----------------------------------------------------------------
1.   Name of Reporting Person:

     Minotaur Partners II, L.L.C.
----------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group:

                                             (a)  / /

                                             (b)  /X/
----------------------------------------------------------------

3.   SEC Use Only

----------------------------------------------------------------

4.   Source of Funds:

     WC
----------------------------------------------------------------

5.   Check box if Disclosure of Legal Proceedings is

     Required Pursuant to Items 2(e) or 2(f):

                                                  / /
----------------------------------------------------------------

6.   Citizenship or Place of Organization:  Illinois

Number of      -------------------------------------------------
Shares         7.   Sole Voting Power:  0
Beneficially   -------------------------------------------------
Owned By       8.   Shared Voting Power:  3,491,863 (1)
Each           -------------------------------------------------
Reporting      9.   Sole Dispositive Power:  0
Person         -------------------------------------------------
With           10.  Shared Dispositive Power:  3,491,863 (1)
----------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each

     Reporting Person:

     3,491,863 (1)
----------------------------------------------------------------

12.  Check Box if the Aggregate Amount in Row (11)

     Excludes Certain Shares:
                                                  / /
----------------------------------------------------------------

13.  Percent of Class Represented by Amount

     in Row (11):  14.3%
----------------------------------------------------------------

14.  Type of Reporting Person:  CO

----------------------------------------------------------------

     (1) Solely in its capacity as the general partner of Minotaur Partners II, L.P.

Item 1.   Security and Issuer.

     This statement constitutes Amendment No. 2 to the Statement on Schedule 13D (the "Original Schedule 13D") filed with the Securities Exchange Commission ("SEC") on May 8, 2000 as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on August 24, 2000 and relates to the shares of common stock, par value $.02 per share (the "Common Stock") of iDine Rewards Network, Inc., formerly known as Transmedia Network, Inc. (the "Issuer") having its principal executive office at 11900 Biscayne Boulevard, Miami, Florida, 33181. Unless otherwise stated herein, the Original Schedule 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original
Schedule 13D, as previously amended.

Item 2.   Identity and Background.

     (a)-(c) This statement is being filed by the following persons: Minotaur Partners II, L.P., an Illinois limited partnership ("MPII") and Minotaur Partners II, L.L.C., an
Illinois limited liability company ("MPLLC") (the "Reporting Persons"). The sole general partner of MPII is MPLLC. MPII, ValueVision International, Inc., a Minnesota corporation ("ValueVision"), Raymond Bank ("Bank") and Dominic Mangone ("Mangone") (collectively, the "Purchasers") were parties to a Co-Sale and Voting Agreement and an Investment Agreement, each of which was dated as of April 28, 2000, as amended. The Reporting Persons, ValueVision, Bank and Mangone may have been deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act as a result of the Investment Agreement, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group previously existed or exists.

     The principal business of MPII is investment in securities. The principal business of MPLLC is the management of MPII. The principal address, which also serves as the principal office of each of MPII and MPLLC is c/o Harry Kramer & Associates, 555 Skokie Boulevard, Suite 260, Northbrook, IL 60062.

     Based upon the Original 13D as amended, the principal business of ValueVision is integrated direct marketing of products to consumers through various forms of electronic media.
The business address of ValueVision is 6740 Shady Oak Rd.,
Minneapolis, Minnesota 55344.

     Based upon the Original 13D as amended, Mangone's business address is 6N271 James Court, Medinah, Illinois 60157. His present principal occupation is serving as a principal of Merchant Partners I, an Illinois limited partnership
("Merchant"). The principal business of Merchant is operating as an investment firm.

     Based upon the Original 13D as amended, Bank's business address is 9690 Deerco, Timonium, Maryland, 21093. His present principal occupation is serving as President and COO of Merchant Development Corp., a Delaware corporation ("Merchant Corp"). The principal business of Merchant Corp is operating as an investment firm.

     The members of MPLLC are William A. Lederer, Paul Lapping and Edward Finnegan.

     Mr. Lederer's business address is 620 Lake Road, Lake
Forest, Illinois 60045. His principal occupation is investment in securities through various vehicles.

     Mr. Finnegan's principal occupation involves management of investment funds. Finnegan's business address is 311 S. Wacker
Drive, Suite 5500, Chicago, Illinois 60606.

     Mr. Lapping's principal occupation involves management of investment funds focused on direct marketing, business and consumer service companies. Lapping's business address is 1521
Voltz Road, Northbrook, Illinois 60062.

     The following information concerning ValueVision, Bank and Mangone is based upon the Original 13D as amended.

     The directors of ValueVision are Gene McCaffery, Marshall S.
Geller, Robert J. Korkowski, Paul D. Tosetti, Stuart U. Goldfarb,
John L. Flannery, Jr., and Mark W. Begor.  Each of Messrs.
McCaffery and Goldfarb is also an executive officer of ValueVision.

     Mr. McCaffery's principal occupation is Chairman of the Board, President and CEO of ValueVision. Mr. McCaffery's business address is 6470 Shady Oak Rd., Minneapolis, Minnesota
55344.

     Mr. Goldfarb's principal occupation is Vice Chairman of Value Vision. Mr. Goldfarb's business address is 6470 Shady Oak
Rd., Minneapolis, Minnesota 55344.

     Mr. Geller's principal occupation is as a Merchant Banker for Geller & Friend Capital Partners, Inc. Mr. Geller's business address is 433 North Camden Drive, Suite 500, Beverly Hills,
California 90210.

     Mr. Korkowski's principal occupation is as a private investor. His business address is 15802 Nursery Drive, Minnetonka, Minnesota 55345.

     Mr. Tosetti's principal occupation is as a Lawyer at Latham
& Watkins.  His business address is 633 West Fifth Street, Suite
4000, Los Angeles, California 90071-2007.

     Mr. Flannery's principal occupation is a Managing Director of the Media/Consumer Group of GE Capital Equity Investments,
Inc.  His business address is 120 Long Ridge Road, Stamford,
Connecticut 06927.

     Mr. Begor's principal occupation is Executive Vice President and Chief Financial Officer of NBC. His business address is 30
Rockefeller Plaza, Room 5224, New York, New York 10112.

     The other executive officers of ValueVision are Cary L.
Deacon, Steve Jackel, Richard H. Barnes and Nathan E. Fagre.

     Mr. Deacon's principal occupation is President of Marketing of ValueVision. Mr. Deacon's business address is 6470 Shady Oak
Rd., Minneapolis, Minnesota 55344.

     Mr. Jackel's principal occupation is President of TV Home
Shopping Operations of ValueVision. Mr. Jackel's business address is 6470 Shady Oak Rd., Minneapolis, Minnesota 55344.

     Mr. Barnes' principal occupation is Senior Vice President,
Chief Financial Officer and Secretary of ValueVision.  Mr.
Barnes' business address is 6470 Shady Oak Rd., Minneapolis,
Minnesota 55344.

     Mr. Fagre's principal occupation is Senior Vice President and General Counsel of ValueVision. Mr. Fagre's business address is 6470 Shady Oak Rd., Minneapolis, Minnesota 55344.

     (d) and (e)    None of the Reporting Persons nor to the best
knowledge of the Reporting Persons, none of the officers or directors of ValueVision or the members of MPLLC has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

Name    Source of Funds    Amount of Funds    Amount of Funds
                           for First Tranche  for Second Tranche
----    ---------------    -----------------  ------------------
MPII    Working Capital    $3,212,297         $2,237,706

     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity and funds committed to the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.

     (2) The terms "First Tranche" and "Second Tranche" are defined in Item 4 herein.

Item 4.   Purpose of Transaction.

     Item 4 is amended and restated as follows:

     Pursuant to a Stock Purchase and Sale Agreement dated as of April 28, 2000 (the "Stock Purchase Agreement") by and among each Purchaser and the Issuer, on May 1, 2000 (the "First Closing"), the Purchasers acquired (i) 904,303 newly issued shares of Common Stock in the aggregate (the "First Tranche Shares") and (ii) immediately exercisable warrants to purchase an additional 1,808,606 shares of Common Stock in the aggregate (the "First Tranche Warrant Shares") for an aggregate purchase price of $4,125,882.

     In connection with the Stock Purchase Agreement, the Purchasers also agreed to acquire for an aggregate purchase price of $2,874,120, a total of (i) 629,944 newly issued shares of the Common Stock (the "Second Tranche Shares" and together with the First Tranche Shares, the "Shares") and (ii) warrants to purchase an additional 1,259,888 shares of Common Stock (the "Second Tranche Warrant Shares" and together with the First Tranche Warrant Shares, the "Warrant Shares"). The closing of the purchase of the Second Tranche Shares and the warrants for the Second Tranche Warrant Shares ("Second Closing") was subject to the satisfaction of certain conditions precedent, including the approval by the Issuer's stockholders of the issuance and sale of the Second Tranche Shares and the warrants to acquire Second Tranche Shares. The Stock Purchase Agreement is attached to the Original Schedule 13D as Exhibit 1 and is incorporated herein by reference.

     On August 23, 2000, upon satisfaction of certain conditions precedent, the Purchasers acquired (i) 629,944 newly issued Second Tranche Shares and (ii) immediately exercisable warrants to purchase an additional 1,259,888 Second Tranche Shares. The aggregate number of the Shares and Warrant Shares subject to warrants purchased by each Reporting Person is set forth with respect to such Reporting Person in Item 5 of this Statement.

     The Reporting Persons' acquisition of Shares and Warrant
Shares was effected for the purpose of investing in the Issuer.

     The exercise price of each warrant to purchase Warrant Shares is equal to a specified price (the "Exercise Price") multiplied by the number of shares of Common Stock that the holder thereof is then purchasing upon exercise of the warrant. The Exercise Price is $5.93125 per share for one-half of the Warrant Shares subject to each warrant and $7.30 per share for the other one-half of the Warrant Shares subject to each warrant. Each warrant may be exercised at any time after its issuance and
will expire on the fifth anniversary of its issuance.   The form
of the warrants is attached to the Original Schedule 13D as
Exhibit 2 and is incorporated herein by reference.

     In connection with the transactions which are the subject of this Statement, the Purchasers and the Issuer have also entered into an Investment Agreement dated as of April 28, 2000 (the "Investment Agreement"), which contains agreements as to certain aspects of the relationship between the Purchasers and the Issuer and which was amended by First Amendment to Investment Agreement dated as of February 5, 2003 (the "First Amendment"). The Investment Agreement is attached to the Original Schedule 13D as
Exhibit 3 and is incorporated herein by reference and the First Amendment is attached to this Amendment No. 2 as Exhibit 5 and is incorporated herein by reference.

     Pursuant to the Investment Agreement, the Purchasers agreed that the Purchaser Group (as defined herein) will not take any of the following actions prior to the fifth anniversary of the date of the Second Closing (the "Effective Date"), without the approval of a majority of the Issuer's disinterested directors, subject to specified limited exceptions: (a) increase their ownership of Voting Securities (as defined herein) beyond the combined voting power of all Voting Securities represented by the Shares and the Warrant Shares; provided, however, that the foregoing limitation shall not prohibit certain purchases of Voting Securities directly from the Issuer and certain repurchases of Voting Securities by the Issuer; (b) solicit proxies, assist any other person in the solicitation of proxies, become a "participant" in a "solicitation" or assist any such "participant" (as such terms are defined in Rule 14a-1 of Regulation 14A under the Securities Exchange Act of 1934, as amended) in opposition to the recommendation of a majority of disinterested directors, or submit any proposal for the vote of Issuer's stockholders; (c) form, join or participate in any other way in a partnership, pooling agreement, syndicate, voting trust or other "group", or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Voting Securities of the Issuer; provided, however, that the members of the Purchaser Group may engage in any of such activities among themselves and with any stockholder of the Issuer who was a party to the Co-Sale and Voting Agreement (as summarized in Item 6 in this Statement, as amended); or (d) engage in certain specified takeover actions or take any other actions, alone or in concert with any other person, to seek control of the Issuer.

     For purposes of this Statement "Purchaser Group" means
(i) MP II, (ii) ValueVision, (iii) Mangone, (iv) Bank, (v) any partner or member of MP II, (vi) any affiliate of MP II, ValueVision, Mangone or Bank, (vii) any affiliate of any partner or member of MP II under control of, or common control with, any such partner or member, (viii) any family members of Mangone or Bank, (ix) any trusts established for the benefit of any family members of Mangone or Bank and (x) any corporations, partnerships, limited liability companies or other legal entities that are the affiliates of any of the foregoing. For purposes of this Statement, "Voting Securities" means Common Stock, Series A Preferred Stock, any other preferred stock of the Issuer that is entitled to vote generally for the election of directors, any other class or series of Issuer securities that is entitled to vote generally for the election of directors and any other securities, warrants, options or rights of any nature (whether or not issued by the Issuer) that are convertible into, exchangeable for, or exercisable for the purchase of, or otherwise give the holder thereof any rights in respect of Common Stock, Series A Preferred Stock, any other Issuer preferred stock that is entitled to vote generally for the election of directors, or any other class or series of Issuer securities that is entitled to vote generally for the election of directors.

     Pursuant to the Investment Agreement, so long as Purchasers beneficially own at least 5 percent (5%) of the combined voting power of the Issuer's Voting Securities, MP II was entitled to designate one representative, reasonably acceptable to the independent directors of the Issuer, to serve on the board of directors ("Board"). Pursuant to the forgoing, William A. Lederer was appointed a director of the Company as of the date of the First Closing. This right to designate a director was terminated by the First Amendment and Mr. Lederer resigned from the Board at that time.

     Pursuant to the Investment Agreement, the Purchasers agreed that, except to the extent otherwise provided in the Investment Agreement, the Purchasers would vote their Voting Securities with respect to the election or removal of directors of the Issuer in accordance with the recommendations of a majority of the disinterested directors of the Issuer, provided that the Purchasers may vote in favor of the election or retention of the director designated by MP II as described in the preceding paragraph. These agreements to vote were terminated by the First Amendment.

     Pursuant to the Investment Agreement and subject to certain exceptions, the Issuer granted to the Purchasers and certain other parties certain shelf registration rights in connection with certain permitted sales of shares of Common Stock. In particular, the Issuer agreed to prepare and file with the SEC a shelf registration statement (which includes pledgees of any selling stockholder) with respect to all Shares and Warrant Shares as soon as practicable after the Effective Date, and to use its reasonable efforts to cause such shelf registration statement to become effective and keep such registration statement effective until such time as all Shares and Warrant Shares have been sold or otherwise disposed of.

     The summaries contained in this Statement of certain provisions of each of the Stock Purchase Agreement, the warrants and the Investment Agreement, as amended, are not intended to be complete and are qualified in their entirety by reference to each respective document either attached hereto or as an Exhibit to the Original Schedule 13D and incorporated herein by reference.

     Minotaur Partners II, L.P. is in the process of liquidating its investments and dissolving and will likely distribute its Shares of Common Stock and Warrants to its partners in the near future. The Reporting Persons intend to make additional sales of Common Stock to the extent market conditions permit such sales at prices that the Reporting Persons deem satisfactory. Each Reporting Person intends to continue to review its investment in Common Stock and, from time to time, depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions may determine to sell shares of Common Stock through the open market or otherwise.

     Except as stated above, neither of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended and restated as follows:

     (a) and (b) There were approximately 22,100,000 shares of Common Stock outstanding as of January 23, 2003, according to the Issuer's January 29th press release announcing conversion of its Series A Preferred Stock. As of the date hereof, the Reporting Persons beneficially own 3,491,863 shares of Common Stock (assuming exercise in full of the warrants into Warrant Shares), representing approximately 14.3% of the Common Stock issued and outstanding, based on 22,100,000 shares outstanding.

     MPII
     ----
     Including Warrant Shares into which currently exercisable warrants could be exercised, MPII has the sole power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 3,491,863 shares of Common Stock (assuming exercise in full of the warrants into Warrant Shares) of the Issuer, which constitutes approximately 14.3 % of the Issuer's total issued and outstanding shares.

     MPLLC
     -----
     Because of its position as the sole general partner of MPII, MPLLC may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of the Shares and Warrant Shares owned by MPII.

     Because the Reporting Persons are parties with ValueVision, Bank and Mangone to the Investment Agreement, the Reporting Persons may, pursuant to Rule 13d-3, be deemed to be in a "group" with ValueVision, Bank and Mangone, and therefore to jointly beneficially own the Shares of Common Stock held by Value Vision, Bank and Mangone. The existence of any such group is not acknowledged by the Reporting Persons.

     (c) To the best of the knowledge of the Reporting Persons, none of the persons named in response to this Item 5, or in Item
2 above has effected any transaction in shares of the Common
Stock during the past sixty days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by the Purchasers.

     (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Item 6 is amended to add the following paragraph at the end of Item 6.

     The Co-Sale Agreement was terminated by a Termination of Co-
Sale and Voting Agreement dated as of February 5, 2003.  The
Termination of Co-Sale and Voting Agreement is attached to this Amendment No. 2 as Exhibit 6.

Item 7.   Material to be Filed as Exhibits.

     Item 7 is amended and restated as follows:

     Exhibit   Document Description
     -------   --------------------
       A       Agreement Pursuant to Rule 13d-1 (k) (1) (iii)

       1.      Stock Purchase Agreement - Previously filed with
               Original 13D.

       2.      Form of Warrant - Previously filed with Original
               13D.

       3.      Investment Agreement - Previously filed with
               Original 13D.

       4. Co-Sale and Voting Agreement - Previously filed with Original 13D.

       5.      First Amendment to Investment Agreement

       6.      Termination of Co-Sale and Voting Agreement

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:    February 6, 2003

                              MINOTAUR PARTNERS II, L.P.

                              By: Minotaur Partners II, L.L.C.
                              Its: General Partner


                              By:  /s/ Edward Finnegan
                                   --------------------------
                                   Edward Finnegan
                                   Its: Member


                              MINOTAUR PARTNERS II, L.L.C.


                              By:  /s/ Edward Finnegan
                                   --------------------------
                                   Edward Finnegan
                                   Its: Member



                            EXHIBIT A

     Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.

Dated:  February 6, 2003
                              MINOTAUR PARTNERS II, L.P.


                              By:  Minotaur Partners II, L.L.C.
                              Its:  General Partner


                              By:  /s/ Edward Finnegan
                                   ----------------------------
                                   Edward Finnegan
                                   Its: Member


                              MINOTAUR PARTNERS II, L.L.C.


                              By:  /s/ Edward Finnegan
                                   ----------------------------
                                   Edward Finnegan
                                   Its: Member